                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                                  ANNUAL REPORT


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended DECEMBER 31, 2001


                         Commission file number: 1-5256






              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                              (Full title of plan)




                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)


                                 (336) 547-6000
              (Registrant's telephone number, including area code)



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
              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                                TABLE OF CONTENTS


                                                                        Page No.
Report of Independent Accountants                                          4

Statements of Net Assets Available for Benefits,
      December 31, 2001 and 2000                                           5

Statements of Changes in Net Assets Available for Benefits -
      For the Years Ended December 31, 2001, 2000, and 1999                6

Notes to Financial Statements                                              7

Supplemental Schedules*:
      Schedule H - Line 4i - Schedule of Assets (Held at end of year)     11

      * - Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Exhibit 23.1 - Consent of Independent Accountants                         12

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Blue Bell Pension & Profit Sharing Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                          Blue Bell Savings, Profit Sharing and Retirement Plan

                               By:  /s/Frank C. Pickard III
                                    -----------------------
                                    Frank C. Pickard III
                                    Vice President, Treasurer
                                    VF Corporation


Date:  June 28, 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Blue Bell Savings, Profit Sharing and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blue Bell Savings, Profit Sharing and Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP
June 14, 2002

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                  December 31
                                             2001                2000
                                         ------------        ------------
ASSETS
Investments, at fair value
  VF Corporation common stock -          $ 11,721,566        $ 13,485,864
  300,476 shares in 2001
  372,126 shares in 2000
  Other securities                        134,921,148         160,106,156
                                         ------------        ------------
     Total investments                    146,642,714         173,592,020
                                         ------------        ------------
       TOTAL ASSETS                       146,642,714         173,592,020
                                         ------------        ------------
Net Assets Available for Benefits        $146,642,714        $173,592,020
                                         ============        ============


See notes to financial statements.

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                   Year Ended December 31
                                                       2001                  2000                  1999
                                                  -------------         -------------         -------------
Investment income

Interest                                          $           0         $      14,219         $   1,846,177
Dividends on VF Corporation common stock                295,436               329,845               360,724
Income from mutual funds and bank common
    trust funds                                       2,155,793             8,462,753             6,763,880
                                                  -------------         -------------         -------------
                                                      2,451,229             8,806,817             8,970,781
                                                  -------------         -------------         -------------

Benefits paid to participants                       (18,914,068)          (24,094,324)          (19,906,823)
Expenses (fees)                                         (66,150)              (87,367)               45,032
Net realized and unrealized appreciation
(depreciation)in fair value of investments          (10,420,317)          (10,769,080)            5,138,552
                                                  -------------         -------------         -------------
Net decrease                                        (26,949,306)          (26,143,954)           (5,752,458)

Net assets available for benefits
  at beginning of year                              173,592,020           199,735,974           205,488,432
                                                  -------------         -------------         -------------
Net assets available for benefits
  at end of year                                  $ 146,642,714         $ 173,592,020         $ 199,735,974
                                                  =============         =============         =============


See notes to financial statements.

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE A - DESCRIPTION OF THE PLAN

General - The Blue Bell Savings, Profit Sharing and Retirement Plan (the "Plan") is an employee contributory defined contribution plan covering all salaried employees of former Blue Bell, Inc. and certain subsidiaries (the "Company") who met age and service requirements and were employed prior to September 30, 1988. VF Corporation ("VF") assumed responsibility for sponsorship of the plan following VF's acquisition of Blue Bell, Inc. The Plan is a frozen plan, under which participants no longer accrue benefits but that will remain in existence as long as necessary to pay accrued benefits. It is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Details of the Plan are available in the booklet "Blue Bell Savings, Profit Sharing and Retirement Plan".

Vesting - The Plan is frozen, and all participants are fully vested. No further contributions have or will be made by either the Company or participants.

Participant Accounts - Each participant's account is credited with earnings of Plan investments. Earnings are based upon the balance each of the participants has in each of the respective funds.

Employee accounts are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. Participants have the opportunity to change investment elections daily. A participant's investment election will continue in effect until changed by the participant pursuant to a subsequent investment election. The investment programs and investment objectives of the Plan are as follows:

      (a)   Money Market Fund: Monies are invested in a money market fund.

      (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

      (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

      (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

      (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

      (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

      (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

      (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

      (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

      (j) VF Corporation Common Stock Fund: Monies are invested in common stock of VF Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

      (k) Mutual Fund Window (Self Directed Option): The option allows participants to select from over 250 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.


Distributions - Distributions to participants or their beneficiaries are payable at the time of normal retirement, early retirement for those who qualify, qualifying layoff, death, or disability while employed by the Company. In addition, participants are entitled annually to withdraw the lesser of up to 25% of their individual account balance or $10,000, for any reason. Various methods are available for settlement of a participant's vested account balance including lump-sum cash settlement, periodic payments, and purchase of an annuity. Distributions are recorded when paid.

Plan Termination - Although it has no intent to do so, the Board of Directors of VF Corporation may amend, modify, or terminate the Plan at any time. In the event the Plan is terminated, each participant is entitled to his or her proportionate share of net assets available for benefits as of the termination date.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

General - Administrative expenses of the Plan are charged to the Plan. Purchases and sales of securities are recorded on a trade date basis.

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the plan year. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE C - INCOME TAXES

The Internal Revenue Service has ruled by letter dated March 5, 1987 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. However, the Blue Bell Pension and Profit Sharing Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE D - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                   2001               2000
                                                -----------        -----------
VF Corporation Common Stock                     $11,721,566        $13,485,864
  (300,476 and 372,126 shares)
Fidelity Growth & Income Fund                    31,371,407         39,465,325
  (839,256 and 937,419 shares)
Fidelity Puritan Fund                             8,221,370          9,455,723
  (465,273 and 502,163 shares)
Fidelity US Equity Index Commingled Pool         16,465,629         25,036,081
   (487,870 and 653,513 shares)
ProCapp Fixed Income Fund                        40,784,583         49,252,293
   (3,512,884 and 3,696,262 shares)

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE D -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) and year end fair value of investments included in Plan equity consists of the following:


                                                 Net Realized & Unrealized
                                               Appreciation (Depreciation) in                             Fair Value
                                          Fair Value for the Year Ended December 31                     At December 31
                                        2001                2000                1999                2001               2000
                                   -------------       -------------       -------------       -------------      -------------
Fair value as determined by
 quoted market or stated
 redemption price:
  VF Corporation Common Stock      $   1,178,622       $   2,595,140       $  (7,080,458)      $  11,721,566      $  13,485,864
   Mutual funds and
    bank common trust funds          (14,159,954)        (16,196,650)         12,219,010          94,136,565        119,853,863
                                   -------------       -------------       -------------       -------------      -------------
                                     (12,981,332)        (13,601,510)          5,138,552         105,858,131        133,339,727
                                   -------------       -------------       -------------       -------------      -------------

Fair value as determined by
Plan trustee:
   Mutual funds and
    bank common trust funds            2,561,015           2,832,430                   0          40,784,583         40,252,293
                                   -------------       -------------       -------------       -------------      -------------
                                   $ (10,420,317)      $ (10,769,080)      $   5,138,552       $ 146,642,714      $ 173,592,020
                                   =============       =============       =============       =============      =============

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN


         Schedule H - Line 4i - Schedule of Assets (Held at end of year)
                              At December 31, 2001


IDENTITY OF ISSUE, BORROWER,                          NUMBER OF                               CURRENT
LESSOR, OR SIMILAR PARTY                               SHARES               COST               VALUE
------------------------                               ------               ----               -----
*Fidelity Puritan Fund                                  465,273        $  8,390,710        $  8,221,370
*Fidelity Growth & Income Fund                          839,256          24,067,113          31,371,407
*Fidelity Diversified International Fund                 93,171           1,971,028           1,777,699
*Fidelity Dividend Growth Fund                           64,416           1,841,734           1,824,906
*Fidelity Retirement Money Market Portfolio           5,710,182           5,710,182           5,710,182
*Fidelity U.S. Equity Index Commingled Pool             487,870          18,432,481          16,465,629
  Baron Asset Fund                                       70,576           3,516,164           3,137,817
  Longleaf Small Cap Fund                                93,395           2,038,176           2,024,793
*ProCapp Fixed Income Fund                            3,512,884          36,097,630          40,784,583
*VF Corporation Common Stock                            300,476           2,981,889          11,721,566
*Mutual Fund Window (Self Directed Option)                  N/A          27,560,557          23,602,762
                                                                       ------------        ------------
                                                                       $132,607,664        $146,642,714
                                                                       ============        ============


* represents a party-in-interest